Morgan Stanley & Co. Incorporated

As Representative of the

several Underwriters

1585 Broadway

New York, New York 10036

January 21, 2011

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Barbara C. Jacobs

Re:	Nielsen Holdings N.V. – Registration Statement on Form S-1
(File No. 333-167271)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representative of the several Underwriters, hereby join in the request of Nielsen Holdings N.V. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 12:00 p.m. Eastern time, on Tuesday, January 25, 2011, or as soon as practicable thereafter.

Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of (i) the Preliminary Prospectus dated January 10, 2011 (the “First IPO Preliminary Prospectus”) relating to the proposed initial public offering of the Company’s common stock commenced January 10, 2011 and (ii) the Preliminary Prospectus dated January 10, 2011 (the “First Mandatory Bond Preliminary Prospectus”) relating to the proposed public offering of the Company’s Mandatory Convertible Subordinated Bonds due 2013 commenced January 10, 2011. Approximately twenty thousand eight hundred (20,800) copies of the First IPO Preliminary Prospectus and approximately seven thousand six hundred (7,600) copies of the First Mandatory Bond Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others. Each of the Preliminary Prospectus dated January 18, 2011 (the “IPO Preliminary Prospectus”) relating to the proposed initial public offering of the Company’s common stock and the Preliminary Prospectus dated January 18, 2011 (the “Mandatory Bond Preliminary Prospectus”, and together with the IPO Preliminary Prospectus, the “Preliminary Prospectuses”) relating to the proposed public offering of the Company’s Mandatory Convertible Subordinated Bonds due 2013 have been available on the Commission’s website since its date.

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In connection with the distribution of the Preliminary Prospectuses for the above-mentioned issue, the underwriters have confirmed that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, Morgan Stanley & Co. Incorporated For themselves and on behalf of the several Underwriters MORGAN STANLEY & CO. INCORPORATED

/s/ Max Herrnstein
Name:	Max Herrnstein
Title:	Managing Director